UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                             The Lehigh Group, Inc.
                           -------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                     --------------------------------------
                         (Title of Class of Securities)

                                   52481610-5
                                ----------------
                                 (CUSIP Number)

                            David H. Brooks, Chairman
                             DHB Capital Group, Inc.
               11 Old Westbury Road, Old Westbury, New York 11568

          -----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 July 8, 1996
             ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the  statement.  [ X ]
A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON

         DHB Capital Group, Inc. IRS Employer Identification No. 1-312-9361
         -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [   ]

                                                            (b) [   ]


3.       SEC USE ONLY
         -----------------------------------------------------------------------

4.       SOURCE OF FUNDS*
         WC
         -----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            [ X ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
         -----------------------------------------------------------------------

NUMBER OF     7.  SOLE VOTING POWER  6,000,000
SHARES                               -------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER  0
OWNED BY                               -----------------------------------------
EACH          9.  SOLE DISPOSITIVE POWER  6,000,000
REPORTING                                 --------------------------------------
PERSON WITH  10.  SHARED DISPOSITIVE POWER   0
                                            ------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,000,000
         -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                       [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          37
         -----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
         CO
         -----------------------------------------------------------------------
- ---------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer


                  This statement relates to shares of common stock (the "Common Stock") of The Lehigh Group, Inc. (the "Issuer"). The Issuer's principal executive office is located at 810 Seventh Avenue, New York, NY 10019.

Item 2.  Identity and Background

                  This statement is being filed on behalf of DHB Capital Group, Inc., a Delaware corporation ("DHB"). DHB is a publicly held holding company.
Its wholly owned subsidiary, DHB Armor Group, Inc. operating through its two wholly owned subsidiaries, Point Blank Body Armor, Inc. ("Point Blank") and Protective Apparel Corporation of America ("PACA") is an industry leader in the manufacture and sale of U.S. bullet resistant vests and related products sold to federal, state and local law enforcement agencies nationwide and internationally. DHB's other holdings include NDL Products, Inc. ("NDL"), a leading manufacturer of U.S. made sports, fitness and medical protective gear and equipment and Orthopedic Products, Inc. ("OPI"), which supplies the medical industry with orthopedic products. DHB's principal offices are at 11 Old Westbury Road, Old Westbury, New York 11568.

         The executive officers and directors of DHB and their respective positions are as follows:

Name                                    Position
David H. Brooks                         Chairman of the Board and CEO of DHB
Douglas T. Burns                        President of DHB
Mary Kreidell                           Secretary, Treasurer and Director of DHB
Leonard Rosen                           President of PACA
James Magee                             President of Point Blank
Joseph Giaquinto                        President of NDL
Jeffrey Schepp                          President of OPI
Melvin Paikoff                          Director of DHB
Gary Nadelman                           Director of DHB

                  Mr. Brooks', Ms. Kreidell's and Mr. Burn's business address is the same as DHB's. Mr. Rosen's business address is 148 Cedar Place, Norris, Tennessee, and Mr. Magee's, Mr. Giaquinto's and Mr. Schepp's business address is 4031 N.E. 12th Terrace, Oakland Park, Florida 33334. Mr. Paikoff's business address is 61 Jericho Turnpike, Jericho, New York 11753 and Mr. Nadelman's residence is at 6 Old Farm Road, Old Westbury, New York 11568.

                  Neither DHB, nor any of the above officers or directors has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has DHB, nor any of the above officers or directors other than David H. Brooks, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  David H. Brooks, Chairman and principal shareholder of DHB, and his brother, Mr. Jeffrey Brooks, and Jeffrey Brooks Securities, Inc. ("JBSI"), a company wholly owned by Mr. Jeffrey Brooks, entered into a consent decree with the Securities and Exchange Commission in December 1992. Without admitting or denying any allegations, they were assessed a fine and agreed to be enjoined from future violations of Section 15(b) and 15(f) of the Securities
Exchange Act of 1934 ("Exchange Act"). Mr. David Brooks is barred from having any direct or indirect interest in, or acting as a director, officer or employee of, any broker, dealer, municipal securities dealer, investment advisor, or investment company. Mr. David Brooks may apply to become so associated after a five-year period. Mr. David Brooks is not barred from being an officer or director of any public company other than a registered broker-dealer or investment company. Mr. Jeffrey Brooks was prohibited (for a period of one year which ended December 1993) from acting in a supervisory capacity with respect to any employee or any broker, dealer, municipal securities dealer, investment company or investment adviser, and JBSI (his company) was required to institute and maintain procedures pursuant to Section 15(f) of the Exchange Act.

Item 3.  Source and Amount of Funds or Other Consideration

                  As of the date of the event which requires the filing of this statement, DHB beneficially owns an Option to purchase six million (6,000,000) shares of the Issuer's Common Stock (the "Option") at $0.50 per share. The Option was acquired from Salvatore J. Zizza, Chairman and CEO of the Issuer for $100,000 paid by the issuance to Mr. Zizza of a Promissory Note from DHB.

                  If the Option is exercised, it is presently anticipated that funds for such exercise, would come from DHB's working capital.

Item 4.  Purpose of Transaction

                  The Option owned by DHB was acquired for the purpose of obtaining a favorable vote of stockholders of the Issuer with respect to the proposed merger between DHB and the Issuer.

                  On July 8, 1996 the Issuer and DHB executed a definitive Agreement and Plan of Reorganization (the "Agreement") pursuant to which DHB will merge into a newly-formed subsidiary of the Issuer.

                  Under the terms of the Agreement the Issuer's shares will be reverse-split on a 21.845 to 1 basis and DHB shares will be exchanged on a one-to-one basis. Consequently, following the merger existing stockholders of the Issuer will own 3% and DHB stockholders will own 97% of the resulting company, which will be renamed from "The Lehigh Group, Inc." to "DHB Group, Inc."

                  This transaction has been approved by the Boards of Directors of both DHB and the Issuer and is subject to approval by the stockholders of each. It is contemplated that such stockholder meetings will be held in early October 1996.

                  Concurrent with the execution of the Agreement Mr. Zizza sold to DHB an Option to purchase up to six million (6,000,000) shares of the Issuer at $0.50 per share, which is the price at which Mr. Zizza can acquire those shares from the Issuer under pre- existing agreements. That Option, if exercised in full, would equal approximately 37% of the Issuer's issued and outstanding stock after giving effect to such exercise. Furthermore, Mr. Zizza agreed to use his best efforts prior to the record date for the Issuer's stockholders' meeting to obtain irrevocable proxies for shares of the Issuer owned by himself and other officers and directors of Issuer.

                  The Option sold by Mr. Zizza to DHB expires on the later of January 8, 1997 and the consummation or termination of the Agreement. Also, it contains standstill agreements on DHB's ability to vote or dispose of any shares of the Issuer which it may acquire. Under the Option Agreement, DHB may acquire up to 5% of the Issuer's stock prior to October 15, 1996 on the open market or privately negotiated purchases; and, if a new Schedule 13D is filed after July 8, 1996, by any party (other than DHB), DHB may acquire up to an additional 10% of the Issuer's stock.

Item 5.  Interest in Securities of the Issuer

                  (a) As of the date hereof, DHB is the beneficial owner of an Option to purchase 6,000,000 shares of Common Stock of the Issuer. Based on the most recent information from the Issuer, DHB believes there is to be 10,339,250 shares of the Issuer's Common Stock outstanding. Therefore, DHB beneficially owns the right to acquire 37% of the Issuer's outstanding shares of Common Stock (after giving effect to the exercise of the Option and the issuance of the underlying shares).

                  (b) DHB has the sole power to exercise this Option and to vote, direct the vote, dispose of or direct the disposition of all the shares of the Issuer's Common Stock that they would beneficially own upon exercise the Option.

                  (c) The only transaction in the class of securities reported on that were effected during the past sixty (60) days was the acquisition of the Option as described in Item 3 herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities to the Issuer.

                  The only contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer are set forth in the following documents:

                  1. Agreement and Plan of Reorganization dated July 8, 1996 between the Issuer and DHB and the following exhibits thereto:
         Exhibit "A" -- Form of Agreement of Merger
         Exhibit "B" -- Proposed Board of Directors and Officers
         Exhibit "C" -- Employment Agreement with Salvatore J. Zizza
         Exhibit "D" -- Employment Agreement with Robert A. Bruno

                  2. Option Agreement dated July 8, 1996 between Salvatore J. Zizza and DHB and Exhibit "A" thereto. (Exhibit A is contained in Exhibits 10.2 and 10.5 to Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission in September 1994 and which is incorporated herein by reference).

Item 7. Material to be Filed as Exhibits

                  Copies of the Agreements and documents set forth in Item 6 herein are attached hereto and incorporated herein.

                  The undersigned, after reasonable inquiry and to the best of my knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

Dated:            New York, New York
                  July 17, 1996

                                                        DHB CAPITAL GROUP, INC.



                                                        By:  /s/ David H. Brooks
                                                        David H. Brooks
                                                        Chairman and CEO

                      AGREEMENT AND PLAN OF REORGANIZATION

                   THIS AGREEMENT made and entered into as of the 8th day of July 1996, by and among The Lehigh Group Inc., a Delaware corporation ("Lehigh"), Lehigh Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Lehigh, ("Newco") and DHB Capital Group, Inc., a Delaware corporation ("DHB"). Unless the context indicates otherwise, all references herein to Lehigh or DHB refer to Lehigh and DHB and their respective wholly owned subsidiaries.

                          W I T N E S S E T H T H A T:

A. Lehigh has recently organized Newco for the purpose of merging with DHB.

B. Newco and DHB will enter into an Agreement of Merger (hereinafter called the "Merger Agreement") in substantially the form attached hereto and made a part hereof as Exhibit A, which provides, among other things, for the statutory merger of Newco with DHB in accordance with the General Corporation Law of Delaware.

C. It is intended that the transactions contemplated by this Agreement shall constitute a merger conforming to the provisions of Section 368
          (a)(2)(E) of the Internal Revenue Code of 1986.

                   NOW, HEREFORE, in consideration of the mutual covenants and agreements and the benefits to be realized by each of the parties:

1.       The Merger

          (a) Newco has an authorized capital stock, consisting of 100 shares of common stock, no par value, the issued shares of which are owned by Lehigh.

          (b) In accordance with the Merger Agreement, on the Closing Date hereinafter referred to, Newco shall be merged with and into DHB (the "Merger"). DHB shall be the surviving corporation. As part of the Merger, and in exchange for all of the issued and outstanding shares of capital stock of DHB, Lehigh shall issue shares of Lehigh common stock, par value $.001 per share, (the "Shares") in order to permit the Merger to be effected in accordance with the terms of the Merger Agreement. The exact number of Shares to be issued to the shareholders of DHB shall be that number of authorized but unissued shares of Lehigh that would equal 97% of the total number of issued and outstanding shares of Lehigh upon consummation of the Merger contemplated hereby, after giving effect to such issuance.

          (c) Lehigh shall issue and deliver as and when required by the Merger Agreement, certificates representing the Shares for which the shares of capital stock of DHB outstanding immediately prior to the effective time of the Merger shall have been converted.

          (d) Lehigh and DHB shall each submit this Agreement and the Merger Agreement to its shareholders for approval in accordance with the Delaware General Corporation Law, at an annual or special meeting of the shareholders (the "Meeting") called and held on a date to be fixed by their respective Board of Directors and shall use their best efforts to hold such meeting on or before November 15, 1996, or as soon thereafter as practical.

          (e) Lehigh and DHB shall each use their best efforts to obtain the affirmative vote of shareholders required to approve the Merger Agreement and the transactions contemplated thereby, and will recommend to their respective shareholders the approval of the Merger, subject however, in the case of each company's Board of Directors, to its fiduciary obligation to shareholders. Lehigh and DHB shall each mail to all their shareholders entitled to vote at and receive notice of such meeting, the material required in accordance with the Registration Statement and Prospectus provisions specified in paragraph 9 hereof.

          (f) On or before the date of the Meeting, the Board of Directors of Newco shall duly approve the Merger Agreement and Lehigh, as sole shareholder of Newco, shall duly approve the Merger Agreement and the transactions contemplated thereby.

          (g) Following the approval of the Merger by the shareholders of Lehigh, Newco and DHB, and upon execution of the Merger Agreement by the officers of Newco and DHB as required by applicable law, a Certificate of Merger containing the information required by the applicable law shall be executed by the appropriate officers of DHB and Newco.

2.       CLOSING

          (a) The closing of all the transactions contemplated hereby (herein called the "Closing" or the "Closing Date") shall occur at a date and place mutually agreed between the parties and on a date within fifteen (15) business days after all of the of the conditions described in paragraphs 15 and 16 hereof have been satisfied or, to the extent permitted in paragraph 17(c) hereof, their satisfaction has been waived. Lehigh, Newco and DHB will use their best efforts to obtain the approvals specified in paragraph 8 hereof and any other of the consents, waivers, or approvals necessary or desirable to accomplish the transactions contemplated by this Agreement and the Merger Agreement. All documents required to be delivered by each of the parties hereto shall be duly delivered to the respective recipient thereof at or prior to the Closing. Without the consent of DHB and Lehigh to extend such date, the Closing Date shall be no later than November 15, 1996, and if it is delayed beyond said date, or extended date, then either party shall have the right to terminate this Agreement upon notice to that effect.

          (b) At the Closing, Lehigh, Newco and DHB shall jointly direct that the Certificate of Merger be duly filed, and it shall be in accordance with such direction be filed, in the Offices of the Secretary of State of Delaware so that the Merger shall be effective on the Closing Date.

3.       LISTING

               At a time mutually agreed to by Lehigh and DHB, but in no event later than the date following the approval of shareholders of both Lehigh and DHB, Lehigh agrees, at its expense, to apply for and use is best efforts to obtain additional listings on the New York Stock Exchange, subject to notice of issuance, of the Shares to be delivered to DHB shareholders pursuant to the terms of the Merger Agreement. DHB agrees to render assistance to Lehigh in obtaining such listing, including the furnishing of such financial statements as Lehigh may reasonably request.

4.       INVESTIGATION BY THE PARTIES

               Lehigh and DHB acknowledge that they have made or cause to be made such investigation of the properties of the other and its subsidiaries and of its financial and legal condition as the party making such investigation deems necessary or advisable to familiarize itself with such properties and other matters. Lehigh and DHB each agree that if matters come to the attention of either party requiring additional due diligence, each agrees to permit the other and its authorized agents or representatives to have, after the date of execution hereof, full access to its premises and to all of its books and records at reasonable hours, and its subsidiaries and officers will furnish the party making such investigation with such financial and operating data and other information with respect to the business and properties of it and its subsidiaries as the party making such investigation shall from time to time reasonably request. No investigation by Lehigh or DHB shall affect the representations and warranties of the other and each such representation and warranty shall survive any such investigation. Each party further agrees that in the event that the transactions contemplated by this Agreement shall not be consummated, it and its officers, employees, accountants, attorneys, engineers, authorized agents and other representatives will not disclose or make available to any other person or use for any purpose unrelated to the consummation of this Agreement any information, whether written or oral, with respect to the other party and its subsidiaries or their business which it obtained pursuant to this Agreement. Such information shall remain the property of the party providing it and shall not be reproduced or copied without the consent of such party. In the event that the transactions contemplated by this Agreement shall not be consummated, all such written information shall be returned to the party providing it.

5.       "AFFILIATES" OF DHB

               Each shareholder of DHB who is, in the opinion of counsel to Lehigh, deemed to be an "affiliate" of DHB as such term is defined in the rules and regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (hereinafter called the "1933 Act"), is listed on Schedule 5 attached hereto and made a part hereof, and will be informed by DHB that: (i) absent an applicable exemption under the 1933 Act, the Shares to be received by such "affiliate" and owned beneficially on consummation of the transactions contemplated hereunder may be offered and sold by him only pursuant to an effective registration statement under the 1933 Act or pursuant to the provisions of paragraph (d) of Rule 145 promulgated under the 1933 Act; (ii) Rule 145 restricts the amount and method of subsequent dispositions by such "affiliate" of such Shares and (iii) a continuity of interests by the "affiliate" must be maintained. Prior to the Closing Date, DHB agrees to obtain from each "affiliate" an agreement to the effect that such affiliate will not publicly sell any of such Shares unless a registration statement under the 1933 Act with respect thereto is then in effect, or such disposition complies with paragraph
          (d) of Rule 145 promulgated under the 1933 Act, or counsel satisfactory to Lehigh has delivered a written opinion to Lehigh and to such "affiliate" that registration under the 1933 Act is not required in connection with such disposition.

6.       STATE SECURITIES LAWS

               Lehigh will take such steps as may be necessary to comply with any state securities or so-called Blue Sky laws applicable to the action to be taken in connection with the Merger and the delivery by Lehigh to DHB shareholders of the Shares pursuant to this agreement and the Merger Agreement. Costs and expenses of any such Blue-Sky qualifications shall be borne by Lehigh.

7.       CONDUCT OF BUSINESS PENDING THE CLOSING

               From the date hereof, to and including the Closing Date, except as may be first approved by the other Party or as is otherwise permitted or contemplated by this Agreement or the Merger Agreement:

               (i) Lehigh and DHB shall each conduct their business only in the usual and ordinary course;

               (ii) neither Lehigh or DHB shall make any change in its authorized capitalization, unless such change will not dilute the percentage ownership of the shareholders of the other as further set forth in Exhibit 1 annexed hereto and made a part hereof, as constituted in Lehigh immediately after the Effective Date of the Merger.

               (iii) Except as set forth on their respective Disclosure Statements to be delivered to each other pursuant to paragraphs 12(b) and 13(b) herein, neither Lehigh or DHB shall authorize for issuance or issue or enter any agreement or commitment for the issuance of shares of capital stock;

               (iv) neither Lehigh or DHB shall create or grant any rights or elections to purchase stock under any employee stock bonus, thrift or purchase plan or otherwise;

               (v) neither Lehigh or DHB shall amend their Articles of Incorporation or Bylaws unless deemed to be reasonably necessary to consummate the transaction contemplated herein and upon prior notice thereof to each other.

               (vi) Neither Lehigh or DHB shall make any modification in their employee benefit programs or in their present policies in regard to the payment of salaries or compensation to their personnel and no increase shall be made in the compensation of their personnel, except in the ordinary course of business.

               (vii) Neither Lehigh or DHB shall make any contract, commitment, sale or purchase of assets, except in the ordinary course of business.

               (viii) Lehigh and DHB will use all reasonable and proper efforts to preserve their respective business organization intact, to keep available the services of their present employees and to maintain satisfactory relationships with suppliers, customers, regulatory agencies, and others having business relations with it;

               (ix) Neither Lehigh or DHB shall create or implement a profit sharing plan; and,

               (x) Except as set forth on their respective Disclosure Statements to be delivered to each other pursuant to paragraphs 12(b) and 13(b) herein, the Board of Directors of Lehigh and DHB will not declare any dividends on, or otherwise make any distribution in respect of, their outstanding shares of capital stock unless such dividend or distribution will not dilute the percentage ownership of the shareholders of the other, as further set forth in Exhibit 1 annexed hereto and made a part hereof.

8.       EFFORTS TO OBTAIN APPROVALS AND CONSENTS

               DHB and Lehigh will use all reasonable and proper efforts to obtain, where required, the approval and consent (i) of any governmental authorities having jurisdiction over the transactions contemplated in this Agreement and the Merger Agreement, and (ii) of such other persons whose consent is required to the transactions contemplated by this Agreement and the Merger Agreement.

9.       PROXY STATEMENT AND REGISTRATION STATEMENT

          (a) DHB and Lehigh agree that they shall cooperate in the preparation of and the filing with the Securities and Exchange Commission, by DHB and Lehigh of a proxy statement/prospectus (the "Proxy Statement") in accordance with the Securities Exchange Act of 1934 (the "1934 Act") and the applicable rules and regulations thereunder, to be included in the registration statement of Lehigh referred to below and (ii) the filing with the Securities and Exchange Commission, by Lehigh, of a registration statement on form S-4 or such other Form as may be appropriate (the "Registration Statement"), including the DHB Proxy Statement and Lehigh Proxy Statement, in accordance with the 1933 Act and the applicable rules and regulations thereunder covering the Shares to be issued pursuant to this Agreement. Lehigh and DHB thereafter shall use all reasonable efforts to cause the Registration Statement to become effective under the 1933 Act at the earliest practicable date, and shall take such actions as may reasonably be required under applicable state securities laws to permit the transactions contemplated by this Agreement. Lehigh shall advise DHB promptly when the Registration Statement has become effective, and DHB and Lehigh shall thereupon each send a Proxy Statement to their respective shareholders for purposes of the Meeting contemplated by this Agreement. The Proxy Statements shall be mailed not less than 20 days prior to such meetings to all shareholders of record at their address of record on the transfer records of DHB and Lehigh. Each party shall bear their respective out of pocket expenses, and expenses related to preparing their respective Proxy Statement, soliciting proxies, and preparing documents, financial statements, schedules, exhibits, and like materials for inclusion in the Registration Statement. Lehigh shall be responsible for the expenses of filing the Registration Statement.

          (b) Subject to the conditions set forth below, the parties agree to indemnify and hold harmless each other, their respective officers, directors, partners, employees, agents and counsel against any and all loss, liability, claim, damage, and expense whatsoever (which shall include, for all purposes of this Section 9, but not be limited to, attorneys' fees and any and all expense whatsoever incurred in investigating, preparing, or defending against any litigation, commenced or threatened, or any claim whatsoever and any and all amounts paid in settlement of any claim or litigation) as and when incurred arising out of, based upon, or in connection with
                   (i) any untrue statement or alleged untrue statement of a material fact made by the party against whom indemnification is sought and contained (1) in any Prospectus/Proxy Statement, the Registration Statement, or Proxy Statement (as from time to time amended and supplemented) or any amendment or supplement thereto; or (2) in any application or other document or communication (in this Section 9 collectively called an "application") executed by or on behalf of either party or based upon written information filed in any jurisdiction in order to qualify the Shares under the "Blue Sky" or securities laws thereof or filed with the Securities and Exchange Commission or any securities exchange; or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading; unless such statement or omission was made in reliance upon and in conformity with written information furnished to the indemnifying party from the party seeking indemnification expressly for inclusion in any Prospectus/Proxy Statement, the Registration Statement, or Proxy Statement, or any amendment or supplement thereto, or in any application, as the case may be, or (ii) any breach of representation, warranty, covenant, or agreement contained in this Agreement. The foregoing statement to indemnify shall be in addition to any liability each party may otherwise have, including liabilities arising under this Agreement.

                   If any action is brought against either party or any of its officers, directors, partners, employees, agents, or counsel ( an "indemnified party") in respect of which indemnity may be sought pursuant to the foregoing paragraph, such indemnified party or parties shall promptly notify the other party (the "indemnifying party") in writing of the institution of such action [but the failure to so notify shall not relieve the indemnifying party from any liability it may have other than pursuant to this Paragraph 9(b)] and the indemnifying party shall promptly assume the defense of such action, including the employment of counsel and payment of expenses (satisfactory to such indemnified party or parties). Such indemnified party or parties shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless the employment of such counsel shall have been authorized in writing by the indemnifying party in connection with the defense of such action or the indemnifying party shall not have promptly employed counsel satisfactory to such indemnified party or parties to have charge of the defense of such action or such indemnified party or parties shall have reasonably concluded that there may be one or more legal defenses available to it or them or to other indemnified parties which are different from or additional to those available to the other party in any of which events such fees and expenses shall be borne by the indemnifying party and the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party or parties. Anything in this paragraph to the contrary notwithstanding, the indemnifying party shall not be liable for any settlement of any such claim or action effected without its written consent.

10.      COOPERATION BETWEEN PARTIES

               DHB and Lehigh shall fully cooperate with each other and with their respective counsel and accountants in connection with any steps required to be taken as part of their obligations under this Agreement, including the preparation of financial statements and the supplying of information in connection with the preparation of the Registration Statement and the Proxy Statement.

11.      TAX RULING AND OTHER ACTIONS

          (a) If deemed necessary or desirable by DHB and Lehigh, DHB and Lehigh will use their best efforts to obtain as promptly as possible rulings from the United States Internal Revenue Service (IRS), satisfactory to their respective counsel, to the effect that for Federal income tax purposes no gain or loss will be recognized to the holders of DHB shares upon the receipt of Shares in exchange for their DHB shares in accordance with the provisions of this Agreement, and as to other matters incident to the transactions contemplated by this Agreement as such counsel may deem appropriate. Lehigh and DHB agree not to take action inconsistent with the representations made by them in such ruling request if such action would result in the inapplicability of any of the rulings given by the Internal Revenue Service. In lieu of a ruling from the Internal Revenue, DHB may request an opinion of counsel to DHB, to the foregoing effect which opinion shall be a condition to both parties obligations to consummate the Merger. All expenses relating to said ruling or opinion of counsel shall be DHB's responsibility.

12.      REPRESENTATIONS OF LEHIGH

         Lehigh represents, warrants and agrees that:

          (a) Lehigh is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and it subsidiaries are duly organized, validly existing and in good standing under the laws of the jurisdiction pursuant to which they were incorporated. Lehigh and its subsidiaries have the corporate power and any necessary governmental authority to own or lease their properties now owned or leased and to carry on their business as now being conducted. Lehigh and its subsidiaries are duly qualified to do business and in good standing in every jurisdiction in which the nature of their business or the character of their properties makes such qualification necessary.

          (b) As of March 31, 1996, the capitalization of Lehigh and its subsidiaries is as set forth in financial statements and filings furnished to DHB. The outstanding capital stock, including warrants of Lehigh and its subsidiaries has been duly authorized and issued and is fully paid and nonassessable. Lehigh and its subsidiaries have no commitment to issue, nor will they issue, any shares of their capital stock or any securities or obligations convertible into or exchangeable for, or give any person any right to acquire from Lehigh or its subsidiaries any shares of Lehigh or it subsidiaries capital stock, except for those shares identified in the Disclosure Schedule to be delivered by Lehigh to DHB ("Disclosure Schedule"). Lehigh owns all of the issued and outstanding capital stock of Newco.

          (c) The Shares which are to be issued and delivered to the DHB shareholders pursuant to the terms of this Agreement and the Merger Agreement, when so issued and delivered, will be validly authorized and issued and will be fully paid and nonassessable. Lehigh shall have applied for and used its best efforts to obtain approval for listing all such Shares subject to notice of issuance on the New York Stock Exchange prior to the Effective Date of Merger and no stockholder of Lehigh or other person will have any preemptive rights in respect thereto.

          (d) Lehigh has furnished DHB with copies of its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 1995 which contains consolidated balance sheets of Lehigh and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of operations, shareholders equity (deficit) and cash flows for each of the three years in the period ended December 31, 1995 audited by BDO Seidman, LLP. Lehigh has also furnished DHB with unaudited financial statements as of March 31, 1996 as set forth in its Form 10-Q as filed with the Securities and Exchange Commission. All of the above financial statements present fairly the consolidated financial position of Lehigh and its subsidiaries at the periods indicated, and the consolidated results of operations and cash flows for the periods then ended. The interim financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis, and in the opinion of Lehigh include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of such interim period. Since March 31, 1996 there has been no material adverse change in the assets or liabilities or in the business or condition, financial or otherwise, of Lehigh or its consolidated subsidiaries, and no change except in the ordinary course of business or as contemplated by this Agreement.

          (e) Neither Lehigh nor any of its subsidiaries is engaged in or a party to, or to the knowledge of Lehigh, threatened with any material legal action or other proceeding before any court or administrative agency except as set forth on the Disclosure Schedule. Neither Lehigh nor any of its subsidiaries, to the knowledge of Lehigh, has been charged with, or is under investigation with respect to, any charge concerning any presently pending material violation of any provision of Federal, state, or other applicable law or administrative regulations in respect to its business except as set forth on said Disclosure Statement.

          (f) The information to be furnished by Lehigh for use in the material mailed to stockholders of DHB in connection with the Meetings will in all material respects comply with the applicable requirement of the 1933 Act and the 1934 Act, and the rules and regulations promulgated thereunder.

          (g) Lehigh and Newco have the corporate power to enter into this Agreement, the execution and delivery and performance of this Agreement have been duly authorized by all requisite corporate action, and this Agreement constitutes the valid and binding obligations of Lehigh and Newco.

          (h) The execution and carrying out of this Agreement and compliance with the terms and provisions hereof by Lehigh and Newco will not conflict with or result in any breach of any of the terms, conditions, or provisions of, or constitute a default under, or result in the creation of, any lien, charge, or encumbrance upon any of the properties or assets of Lehigh, Newco or any of its other subsidiaries pursuant to any corporate charter, indenture, mortgage, agreement (other than that which is created by virtue of this Agreement) or other instrument to which Lehigh or any of its subsidiaries is a party or by which it or any of its subsidiaries if bound or affected.

          (i) This Agreement, the Disclosure Schedule, documents and financial statements furnished hereunder on behalf of Lehigh do not contain and will not contain any untrue statement of a material fact nor omit to state a material fact necessary to be stated in order to make the statements contained herein and therein not misleading; and there is no fact known to Lehigh which materially adversely affects or in the future will materially adversely affect the business operations, affairs or condition of Lehigh or any of its subsidiaries or any of its or their properties or assets which has not been set forth in this Agreement the Disclosure Schedule or other documents and material furnished hereunder.

          (j) There are no agreements or contracts between Lehigh and its subsidiaries with any other third party that require approvals or consents that could delay or prevent the Merger of Lehigh and Newco and the other transactions contemplated thereby.

          (k) Neither Lehigh nor any of its subsidiaries use or handle potentially hazardous materials and have not received notification of, and are not aware of, any past or present event, condition or activity of or relating to the business, properties or assets of Lehigh which violates any Environmental or Occupational Safety Law.

13.      REPRESENTATIONS OF DHB

         DHB represents, warrants and agrees that:

          (a) DHB is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and its subsidiaries are duly organized, validly existing and in good standing under the laws of the jurisdiction pursuant to which they were incorporated. DHB and its subsidiaries have the corporate power and any necessary governmental authority to own or lease their properties now owned or leased and to carry on their business as now being conducted. DHB and its subsidiaries are duly qualified to do business and in good standing in every jurisdiction in which the nature of their business or the character of their properties makes such qualification necessary.

          (b) As of March 31, 1996, the capitalization of DHB and its subsidiaries is as set forth in financial statements and filings furnished to Lehigh. The outstanding capital stock, of DHB and its subsidiaries has been duly authorized and issued and is fully paid and nonassessable. DHB and its subsidiaries have no commitment to issue, nor will they issue, any shares of their capital stock or any securities or obligations convertible into or exchangeable for, or give any person any right to acquire from DHB or its subsidiaries any shares of DHB or it subsidiaries capital stock, except for those shares identified in the Disclosure Schedule to be delivered by DHB to Lehigh ("DHB Disclosure Schedule").


          (c) DHB has furnished Lehigh with copies of its Annual Reports on Form 10-KSB filed with the Securities and Exchange Commission for the year ended December 31, 1995 and 1994 which contains consolidated balance sheets of DHB and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of operations shareholder equity (deficit) and cash flows for each of the three years in the period ended December 31, 1995 audited by Capraro Centofranchi Kramer & Co., P.C. DHB has also furnished Lehigh with unaudited financial statements as of March 31, 1996 as set forth in its Form 10-QSB as filed with the Securities and Exchange Commission. All of the above financial statements present fairly the consolidated financial position of DHB and its subsidiaries at the periods indicated, and the consolidated results of operations and cash flows for the periods then ended. The interim financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis, and in the opinion of DHB include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of such interim period. Since March 31, 1996 there has been no material adverse change in the assets or liabilities or in the business or condition, financial or otherwise, of DHB or its consolidated subsidiaries, and no change except in the ordinary course of business or as contemplated by this Agreement.

          (d) Neither DHB nor any of its subsidiaries is engaged in or a party to, or to the knowledge of DHB, threatened with any material legal action or other proceeding before any court or administrative agency except as set forth in the DHB Disclosure Schedule to be furnished to Lehigh. Neither DHB nor any of its subsidiaries, to the knowledge of DHB, has been charged with, or is under investigation with respect to, any charge concerning any presently pending material violation of any provision of Federal, state, or other applicable law or administrative regulations in respect to its business except as set forth on said DHB Disclosure Statement.

          (e) The information to be furnished by DHB for use in the material mailed to stockholders of DHB in connection with the Meetings will in all material respects comply with the applicable requirement of the 1933 Act and the 1934 Act, and the rules and regulations promulgated thereunder.

          (f) DHB has the corporate power to enter into this Agreement, the execution and delivery and performance of this Agreement have been duly authorized by all requisite corporate action, and this Agreement constitutes the valid and binding obligations of DHB.

          (g) The execution and carrying out of this Agreement and compliance with the terms and provisions hereof by DHB will not conflict with or result in any breach of any of the terms, conditions, or provisions of, or constitute a default under, or result in the creation of, any lien, charge, or encumbrance upon any of the properties or assets of DHB or any of its other subsidiaries pursuant to any corporate charter, indenture, mortgage, agreement (other than that which is created by virtue of this Agreement) or other instrument to which Lehigh or any of its subsidiaries is a party or by which it or any of its subsidiaries if bound or affected.

          (h) This Agreement, the DHB Disclosure Schedule, documents and financial statements furnished hereunder on behalf of DHB do not contain and will not contain any untrue statement of a material fact nor omit to state a material fact necessary to be stated in order to make the statements contained herein and therein not misleading; and there is no fact known to Lehigh which materially adversely affects or in the future will materially adversely affect the business operations, affairs or condition of DHB or any of its subsidiaries or any of its or their properties or assets which has not been set forth in this Agreement the DHB Disclosure Schedule or other documents and material furnished hereunder.

          (i) There are no agreements or contracts between DHB and its subsidiaries with any other third party that require approvals or consents that could delay or prevent the Merger of DHB and Newco and the other transactions contemplated thereby.

          (j) Neither Lehigh nor any of its subsidiaries use or handle potentially hazardous materials and have not received notification of, and are not aware of, any past or present event, condition or activity of or relating to the business, properties or assets of Lehigh which violates any Environmental or Occupational Safety Law.

14.      SURVIVAL OF WARRANTIES

               The representations and warranties made herein by DHB and Lehigh shall survive this Agreement for a period of two years from the closing date and shall not expire with, nor be terminated by the Merger of Newco into DHB.

15.      CONDITIONS TO THE OBLIGATIONS OF LEHIGH

               The   obligations   of  Lehigh   hereunder  are  subject  to  the
          satisfaction   on  or  before  the  Closing  Date  of  the   following
          conditions:

          (a) This Agreement and the transactions contemplated hereby shall have been approved by the vote of a majority of the outstanding shares of common stock of Lehigh and DHB.

          (b) Each "affiliate" of DHB will have properly executed and delivered the Affiliate's Agreement described in paragraph five hereof.

          (c) DHB shall have furnished Lehigh with (i) certified copies of resolutions duly adopted by the holders of a majority or more of the issued and outstanding shares of DHB common stock entitled to vote, evidencing approval of this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby; (ii) certified copies of resolutions duly adopted by the Board of Directors of DHB approving the execution and delivery of this Agreement and the Merger Agreement and authorizing all necessary or proper corporate action, to enable DHB to comply with the terms hereof and thereof; (iii) an opinion dated the closing date of counsel for DHB in the form and substance satisfactory to DHB and its counsel to the effect that:

                   (1) DHB and each of its subsidiaries are corporations duly organized and validly existing and in good standing under the laws of its respective jurisdiction of incorporation, and to the best of the knowledge of such counsel based on inquiries of responsible officers of DHB, is duly qualified to do business and is in good standing in every jurisdiction in which the nature of their business or the character of their properties makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on DHB's business or consolidated financial condition, and has all corporate and other power and authority, including all governmental licenses and authorizations, necessary to own its properties and to carry on the business as described in the proxy Statement of DHB made a part of the Registration Statement;

                   (2) this Agreement and the Merger Agreement each have been duly authorized and executed by proper corporate action of DHB and each constitutes the valid and legally binding obligation of DHB in accordance with its terms;

                   (3) no provision of the Articles of Incorporation or the By-laws of DHB or of any contract (except those pursuant to which waivers or consents have been obtained) known to such counsel to which DHB is a party, or any law, rule or regulation prevents it from carrying out the transactions contemplated hereby;

                   (4) there is no material action or proceeding known to such counsel, pending or threatened against DHB before a court or other governmental body or instituted or threatened by any public authority or by the holders of any securities of DHB, other than as specifically set forth in the DHB Disclosure Schedule.

                   (5) DHB has adequate title, subject only to liens and other matters set forth on the financial statements furnished to Lehigh pursuant to paragraph 13(c) hereof, to all its real estate properties, except for any lien of taxes not yet delinquent or being contested in good faith by appropriate proceedings and easements and restrictions of record which do not materially adversely affect the use of the property by DHB, and except for minor defects in titles, none of which, based upon information furnished by officers of DHB, does or will materially adversely affect DHB's use of such properties or its operations, and to which the rights of DHB therein have not been questioned. In giving such opinion, counsel may rely upon title policies previously issued to DHB or updated certificates furnished by title insurance companies.

                   (6) to the best knowledge of such counsel and based upon inquiries of responsible officers of DHB and upon searches of Uniform Commercial Code filings in the offices of the appropriate Secretary of State, there are no liens against properties of DHB (excluding real estate) except as to be disclosed by DHB to Lehigh in the DHB Disclosure Schedule. In rendering this opinion with resect to the laws of any jurisdiction other than Delaware, DHB counsel may rely on the opinion of other counsel retained by DHB provided that said opinion shall state that Lehigh is justified in relying on the opinion or opinions of such other counsel.

          (d) The representations and warranties of DHB contained in this Agreement shall be true in all material respect on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date, except for changes permitted by this Agreement or those incurred in the ordinary course of business and DHB shall have received from DHB at the Closing a certificate dated the Closing Date of the Chairman, President or a Vice President of DHB to that effect.

          (e) Each and all of the respective agreements of DHB to be performed on or before the Closing Date pursuant to the terms hereof shall in all material respects have been duly performed and DHB shall have delivered to DHB a certificate dated the Closing Date, of the Chairman, President or a Vice President of DHB to that effect.

          (f) Rulings and other actions, if desirable or required, to the effect described in paragraph 11 hereof, satisfactory to counsel for DHB and Lehigh, shall have been obtained or filed and the conditions of such rulings or other actions which must be complied with on or prior to the Closing Date shall have been complied with.

          (g) The completion of DHB's Proxy Statement and the effectiveness of Lehigh's Registration on Form S-4, as each may be amended.

          (h) The approval of this Agreement and the Merger Agreement by the DHB Board of Directors.

          (i) The absence of any material contingent liabilities of DHB not previously disclosed to Lehigh.

          (j)      The  nonexistence  of any  agreement  or contract  that could
                   delay  or  prevent  the   completion   of  the   transactions
                   contemplated by this Agreement.

16.      CONDITIONS TO THE OBLIGATIONS OF DHB

              The obligations of DHB hereunder are subject to the satisfaction on or before the Closing Date of the following conditions:

          (a) This Agreement and the transactions contemplated hereby shall have been approved by the vote of a majority of the outstanding shares of common stock of Lehigh and DHB.

          (b) Lehigh shall have furnished DHB with (i) certified copies of resolutions duly adopted by the holders of a majority or more of the issued and outstanding shares of Lehigh common stock entitled to vote, evidencing approval of this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby; (ii) certified copies of resolutions duly adopted by the Board of Directors of Lehigh approving the execution and delivery of this Agreement and the Merger Agreement and authorizing all necessary or proper corporate action, to enable Lehigh to comply with the terms hereof and thereof; (iii) an opinion dated the closing date of counsel for Lehigh in the form and substance satisfactory to DHB and its counsel to the effect that:

                   (1) Lehigh and each of its subsidiaries are corporations duly organized and validly existing and in good standing under the laws of its respective jurisdiction of incorporation, and to the best of the knowledge of such counsel based on inquiries of responsible officers of Lehigh, is duly qualified to do business and is in good standing in every jurisdiction in which the nature of their business or the character of their properties makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on Lehigh's business or consolidated financial condition, and has all corporate and other power and authority, including all governmental licenses and authorizations, necessary to own its properties and to carry on the business as described in the Proxy Statement of Lehigh made a part of the Registration Statement;

                   (2) this Agreement and the Merger Agreement each have been duly authorized and executed by proper corporate action of Lehigh and each constitutes the valid and legally binding obligation of Lehigh in accordance with its terms;

                   (3) no provision of the Articles of Incorporation or the By-laws of Lehigh or of any contract (except those pursuant to which waivers or consents have been obtained) known to such counsel to which Lehigh is a party, or any law, rule or regulation prevents it from carrying out the transactions contemplated hereby;

                   (4) there is no material action or proceeding known to such counsel, pending or threatened against Lehigh before a court or other governmental body or instituted or threatened by any public authority or by the holders of any securities of Lehigh, other than as specifically set forth in the Disclosure Schedule;

                   (5) Lehigh has adequate title, subject only to liens and other matters set forth on the financial statements furnished to DHB pursuant to paragraph 12(d) hereof, to all its real estate properties, except for any lien of taxes not yet delinquent or being contested in good faith by appropriate proceedings and easements and restrictions of record which do not materially adversely affect the use of the property by Lehigh, and except for minor defects in titles, none of which, based upon information furnished by officers of Lehigh, does or will materially adversely affect Lehigh's use of such properties or its operations, and to which the rights of Lehigh therein have not been questioned. In giving such opinion, counsel may rely upon title policies previously issued to Lehigh or updated certificates furnished by title insurance companies;

                   (6) to the best knowledge of such counsel and based upon inquiries of responsible officers of Lehigh and upon searches of Uniform Commercial Code filings in the offices of the appropriate Secretary of State, there are no liens against properties of Lehigh (excluding real estate) except as to be disclosed by Lehigh to Lehigh in the Disclosure Schedule.

                         In rendering this opinion with resect to the laws of any jurisdiction other than Delaware, Lehigh counsel may rely on the opinion of other counsel retained by Lehigh provided that said opinion shall state that
                         Lehigh   is justified  in relying on  the  opinion or
                         opinions of such other counsel.

          (d) The representations and warranties of Lehigh contained in this Agreement shall be true in all material respect on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date, except for changes permitted by this Agreement or those incurred in the ordinary course of business and Lehigh shall have received from Lehigh at the Closing a certificate dated the Closing Date of the President or a Vice President of Lehigh to that effect.

          (e) Each and all of the respective agreements of Lehigh to be performed on or before the Closing Date pursuant to the terms hereof shall in all material respects have been duly performed and Lehigh shall have delivered to DHB a certificate dated the Closing Date, of the Chairman, President or a Vice President of Lehigh to that effect.

          (f) Rulings and other actions, if desirable or required, to the effect described in paragraph 11 hereof, satisfactory to counsel for Lehigh and DHB, shall have been obtained or filed and the conditions of such rulings or other actions which must be complied with on or prior to the Closing Date shall have been complied with.

          (g) At the time immediately prior to the closing of this transaction, no more than 473,289 shares of Common Stock of Lehigh shall be issued and outstanding resulting from Lehigh shareholders having voted for a 21.845 for 1 reverse stock split with respect to the 10,339,250 shares of Common Stock presently outstanding; no other class of equity securities will be issued and outstanding, nor will there be any Warrants, Options or other securities outstanding which are convertible into common stock or upon exercise would require common stock to be issued, except as set forth in the Disclosure Schedule.

          (h)      The   completion   of  Lehigh's   proxy   Statement  and  the
                   effectiveness of Lehigh's Registration on Form S-4, as each may be amended.

          (i) The approval of this Agreement and the Merger Agreement by the Lehigh Board of Directors.

          (j) The absence of any material contingent liabilities of Lehigh not previously disclosed to Lehigh.

          (k)      The  nonexistence  of any  agreement  or contract  that could
                   delay  or  prevent  the   completion   of  the   transactions
                   contemplated by this Agreement.

          (l) The Board of Directors of Lehigh shall be constituted as set forth on Exhibit B annexed hereto.

          (m) The Employment Agreement shall be entered into with Messrs. Salvatore J. Zizza and Robert A. Bruno in the forms annexed hereto as Exhibit C and D respectively.

          (n) The Board of Directors of Lehigh and the shareholders of Lehigh shall have approved an amendment to Lehigh's Articles of Incorporation changing the name of Lehigh to "The DHB Group, Inc." effective upon the closing of the transactions contemplated hereby.

17.      TERMINATION AND MODIFICATIONS RIGHTS

          (a) This Agreement (except for the last three sentences of paragraph 4 of this Agreement) may be terminated at any time prior to the Closing Date by (i) mutual consent of the parties hereto authorized by their respective Boards of Directors or (ii) upon written notice to the other party, by either party upon authorization of its Board of Directors:
                   (1) if in its reasonably exercised judgment since the date of this Agreement there shall have occurred a material adverse change in the financial condition or business of the other party or the other party shall have suffered a material loss or damage to any of its property or assets, which change, loss or damage materially affects or impairs the ability of the other party to conduct its business, or if any previously undisclosed condition which materially adversely affects the earning power or assets of either party come to the attention of the other party; or

                   (2) if any action or proceeding shall have been instituted or threatened before a court or other governmental body or by any public authority to restrain or prohibit the transactions contemplated by this Agreement or if the consummation of such transactions would subject either of such parties to liability for breach of any law or regulation.

          (b)      As  provided  in  paragraph   2(a),  this  Agreement  may  be
                   terminated by either party upon notice to the other in the event the Closing shall not be held by November 15, 1996.

          (c) Any term or condition of this Agreement may be waived at any time by the party hereto which is entitled to the benefit thereof, by action taken by the Board of Directors of such party; and any such term or condition may be amended at any time, by an agreement in writing executed by the Chairman of the Board, the President or any Vice President of each of the parties pursuant to authorization by their respective Boards of Directors provided however that no amendment of any principal term of the Merger shall be affected after approval of this Agreement by the shareholders of Lehigh, DHB and Newco unless such amendment is approved by such shareholders in accordance with applicable law.

18.      INDEMNIFICATION

          (a) Salvatore J. Zizza ("Zizza") and Robert A. Bruno ("Bruno"), solely to the extent and in the manner set forth herein, shall jointly and severally indemnify Lehigh and hold it harmless against and in respect of any and all damage, loss, cost or reasonable expense (which shall also include reasonable attorney's fees) suffered, incurred or required to be paid by Lehigh after the Effective Date of the Merger (herein referred to as "Losses") by reason of any representation or warranty made by Lehigh in or pursuant to this Agreement or in the Disclosure Statement, documents or financial statements delivered pursuant hereto being untrue or incorrect, to the extent not actually known by DHB prior to the Effective Date of the Merger at the date of this Agreement, provided that Zizza and Bruno had actual knowledge that such representation or warranty was untrue or incorrect prior to the Effective Date of the Merger.

          (b) There shall be no indemnification for Losses unless the aggregate amount of such Losses exceeds $25,000, and then only the Losses in excess of $25,000 shall be subject to indemnification in accordance with this paragraph 18. The limitation of liability for Losses above the $25,000 threshold shall in the case of each of Zizza and Bruno be the amount of and shall be paid from the remaining unpaid salary from their respective employment contracts, annexed hereto as Exhibits C and D. In computing the amount of Losses, the indemnification shall be for the net amount of a loss after giving effect to anything which directly mitigates the loss and after taking into account insurance proceeds or any other recovery resulting from the loss. (If, after the payment of any indemnification hereunder, the amount of a loss shall be reduced beyond the amount, if any, previously taken into account by a recovery, settlement, or otherwise, the amount of such reduction which is directly related to the loss less any expenses incurred in connection with such reduction shall promptly be repaid to the party that paid the indemnification hereunder.)

          (c) Notwithstanding anything herein contained, Zizza and Bruno shall not be liable for any Losses referred to in paragraphs 18(a) or 18(b) hereof unless a written notice setting forth in reasonable detail the breach which is being asserted has been given to Zizza and/or Bruno within the applicable period of limitations set forth in paragraph 18(d) hereof and, in addition, if such matter arises out of a claim by a third party, such notice shall be given promptly and in any event (so long as the indemnifying party shall not have been prejudiced by delay) not later than thirty (30) days after the party seeking indemnity shall have become aware thereof. The party from whom indemnification is sought shall be entitled to defend against any such claim as set forth in paragraph 18 hereof.

          (d) No claim may be asserted with respect to indemnification after the period ending two years from the Closing Date.

          (e) In the event that any claim is made by a third party which, if valid, would entitle Lehigh to indemnity under this paragraph 18, Zizza and Bruno shall be given written notice as set forth in paragraph 18(c) hereof within the time hereinabove provided and they, or either of them, may defend against and settle the claim at their own expense and with counsel of their choosing. Lehigh shall have the right, but not the obligation, to participate at its own expense in the defense thereof by counsel of its own choosing, but Zizza and Bruno, or either of them, shall be entitled to control the defense unless Lehigh has relieved them from liability with respect to the particular matter. In the event Zizza or Bruno shall fail timely to defend, contest or otherwise protect against such claim, Lehigh shall have the right, but not the obligation, to defend, contest or otherwise protect against the same or, on not less than thirty (30) days' written notice, to Zizza and Bruno make any compromise or settlement thereof, and such settlement shall be binding on the party from whom indemnification was sought for purposes of indemnification under this paragraph 18 unless such party objects thereto within the thirty (30) day period aforesaid.

19.      BROKERS

                   Each of the parties represents that no broker, finder or similar person has been retained or paid and that no brokerage fee or other commission has been agreed to be paid for or on account of this Agreement.

20.      GOVERNING LAW

                   This Agreement shall be construed in accordance with the laws of the State of Delaware.

21.      NOTICES

                   All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand or when mailed by registered or certified mail, postage prepaid, or when given by telex or facsimile transmission (promptly confirmed in writing), as follows:

         (a) If to Lehigh or Newco
                           Salvatore J. Zizza, President
                           810 Seventh Avenue - #27 F
                           New York NY 10019

                  With a copy to:
                           Robert A. Bruno, Esq.
                           General Counsel & Vice President
                           810 Seventh Avenue - #27 F
                           New York NY  10019

         (b)      If the DHB
                           David H. Brooks, Chairman
                           DHB CAPITAL GROUP, INC.
                           11 Old Westbury Road
                           Old Westbury, New York  11568

                  With a copy to
                           Peter Landau, Esq.
                           Opton Handler Gottlieb Feiler & Katz
                           52 Vanderbilt Avenue
                           New York NY  10017


22.      ASSIGNMENT

                   This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.

23.       COUNTERPARTS

                   This Agreement may be executed simultaneously in two or more counterparts, and by the different parties hereto on separate counterparts each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

24.       HEADINGS AND REFERENCES

                   The headings of the paragraphs of this Agreement are inserted for convenience of reference only.

25.      ENTIRE AGREEMENT: SEVERABILITY

                   This Agreement, including the Disclosure Schedules, documents referred to herein which form a part hereof, contains the entire understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter. A determination that any portion of this Agreement is unenforceable or invalid shall not affect the enforceability or validity of any of the remaining portions of this Agreement or this Agreement as a whole.

                   IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto by their respective officers thereunto duly authorized by a majority of their directors as of the date first above written.

ATTEST:                             DHB CAPITAL GROUP, INC.

______________________              By________________________________
AUTHORIZED OFFICER                    David H. Brooks, Chairman
                                      and Chief Executive Officer

ATTEST:                               THE LEHIGH GROUP INC.

______________________              By________________________________
AUTHORIZED OFFICER                    Salvatore J. Zizza, Chairman of the Board
                                      and Chief Executive Officer

ATTEST:                               LEHIGH ACQUISITION CORPORATION

_____________________               By________________________________
AUTHORIZED OFFICER                    Salvatore J. Zizza, President and
                                      Chief Executive Officer

                              EMPLOYMENT AGREEMENT


         EMPLOYMENT AGREEMENT, dated as of June 11, 1996, between Robert A. Bruno ("Executive") an individual having an address at 871 Annette Drive, Wantagh, NY 11793 and The Lehigh Group Inc., a Delaware corporation ("Employer") having its principal place of business at 810 Seventh Ave., New York, NY 10019.

         In consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:


1.  Employment of Executive

         Employer hereby agrees to employ Executive and Executive hereby agrees to be and remain in the employ of Employer upon the terms and conditions hereinafter set forth.

2.  Employment Period

         The term of Executive's employment under this Agreement (the Employment Period") shall commence as of the Effective Date ("Effective Date") as herein defined and, subject to earlier termination as provided in Section 5, shall terminate four years after the Effective Date. The Effective Date is the date the merger between The Lehigh Group Inc., (or its subsidiary) merge with DHB Capital Group, Inc., as further defined in the Agreement and Plan of Merger between The Lehigh Group Inc., (or its subsidiary) and DHB Capital Group Inc.

3.  Duties and Responsibilities

         During the Employment Period, Executive (i) shall be a Vice President and General Counsel of Employer, (ii) shall expend his best efforts, energies and skills, and such time as is reasonably required to fulfill his responsibilities hereunder, to the business of Company (as hereinafter defined), it being understood that (although Executive may engage in other business activities) the Company will require a substantial majority of Executive's business time, and (iii) shall have such authority, discretion, power and responsibility, and shall be entitled to office, secretarial and other facilities and conditions of employment, as are customary or appropriate to this position (including without limitation those currently exercised by and afforded to him). Executive shall also serve without additional compensation as a director of Employer and as an officer and director of any of its subsidiaries, if so elected or appointed, but if he is not so elected or appointed his compensation hereunder shall in no way be affected. Employer shall use its best efforts to cause Executive to be elected as a director of Employer at all times during the Employment Period. Executive shall report directly to the President and Chief Executive Officer of Employer. For all purposes of this Agreement, the term "Company" means Employer and all corporations, associations, companies, partnerships, firms and other enterprises controlled by or under common control with Employer.

4.  Compensation and Related Matters

         4.1 Compensation, Generally. For all services rendered and required to be rendered by Executive under this Agreement, Employer shall pay to Executive during and with respect to the Employment Period, and Executive agrees to accept, such base salary ("Base Salary") and discretionary performance bonus as are set forth on Exhibit 4.1.

         4.2 Other Benefits. During the Employment Period, subject to, and to the extent Executive is eligible under their respective terms, Executive shall be entitled to receive such fringe benefits as are, or are from time to time hereafter, generally provided by Employer to Employer's employees of comparable status (other than those provided under or pursuant to separately negotiated individual employment agreements or arrangements and other than as would duplicate benefits otherwise provided to Executive) under any pension or retirement plan, disability plan or insurance, group life insurance, medical insurance, or other similar plan or program of Employer. Executive's Base Salary shall (where applicable) constitute the compensation on the basis of which the amount of Executive's benefits under any such plan or program shall be fixed and determined.

         4.3 Expense Reimbursement. Employer shall reimburse Executive for all business expenses reasonably incurred by him in the performance of his duties under this Agreement upon his presentation, no less frequently than monthly, of signed, itemized accounts of such expenditures all in accordance with Employer's procedures and policies as adopted and in effect from time to time and applicable to its employees of comparable status.

         4.4 Vacations. Executive shall be entitled to two weeks paid vacation each year (in addition to public holidays), which shall be taken at such time or times as shall not unreasonably interfere with Executive's performance of his duties under this Agreement.

5.  Termination of Employment Period

         5.1 By Employer: Cause. Employer may, at any time during the Employment Period by notice to Executive, terminate the Employment Period "for cause" effective immediately. Such notice shall specify the cause for termination. For the purposes hereof, "for cause" means (i) willful and continued failure by Executive to substantially perform his duties hereunder (other than as a result of incapacity due to illness or injury), after a demand for substantial performance is delivered to Executive by the Company, which identifies the manner in which the Company believes that Executive shall not have substantially performed his duties, (ii) willful misconduct by Executive which is demonstrably and materially injurious to Company, monetarily or otherwise, (iii) commission by Executive of an act of fraud or embezzlement, resulting in material economic harm to Company, or (iv) the conviction of Executive of a felony involving moral turpitude (other than driving while intoxicated).

         5.2 Disability. During the Employment Period, if, solely as a result of physical or mental incapacity or infirmity (other than alcoholism or drug addiction), Executive shall be unable to perform this substantial duties under this Agreement for (i) a continuous period of at least 180 days, or (ii) periods aggregating at least 270 days during any period of 24 consecutive months (each a "Disability Period"), and at the end of the Disability Period there is no reasonable probability that Executive can promptly resume his duties hereunder pursuant hereto, Executive shall be deemed disabled ("the Disability") and Employer, by notice to Executive, shall have the right to terminate the Employment Period for Disability at, as of or after the end of the Disability Period. The existence of the disability shall be determined by a reputable, licensed physician mutually selected by Employer and Executive, whose determination shall be final and binding on the parties, provided, that if Employer and Executive cannot agree upon such physician, such physician shall be designated by the then acting President of the New York County Medical Society, and if for any reason such President shall fail or refuse to designate such physician, such physician shall, at the request of either party, be designated by the American Arbitration Association. Executive shall cooperate in all reasonable respects to enable an examination to be made by such physician.

         5.3 Death. The Employment Period shall end on the date of Executive's death.

         5.4 Termination Compensation. Executive shall not be entitled to compensation following the termination of the Employment Period in accordance with this Section 5 (except for Base Salary through the date of termination of the Employment Period and performance bonus, if any, in respect of any year prior to termination).

         5.5 Rights Upon Termination: No Mitigation. In the event of the termination by Employer of Executive's employment hereunder other than pursuant to this Section 5 or if Executive terminates his employment hereunder by reason of a material breach by Employer of any provision of this Agreement that Employer fails to remedy or cease within 30 days after notice thereof to Employer (provided, that if the Company previously materially breached the same provision and cured such breach after notice given pursuant to this Section, only five days notice shall be required), then (i) each installment of Base Salary that would have become payable during the Employment Period (if the Employment Period had not been terminated prior to the expiration thereof) shall become due and payable immediately to Executive, (ii) Executive shall continue to be entitled to the benefits set forth in Sections 4.2 and 4.3 of this Agreement through the remainder of the Employment Period (as if the Employment Period had not be so terminated), and (iii) Executive shall be under no obligation to seek other employment and there shall be no offset against amounts due Executive under this Agreement on account of any remuneration attributable to any subsequent employment that Executive may obtain.

6.  Location of Executive's Activities

         Executive's principal office shall be located in Old Westbury, NY. Notwithstanding the preceding sentence, Executive will engage in such travel and spend such time in other places as may be necessary or appropriate in furtherance of his duties hereunder.

7.  Miscellaneous

         7.1 Notices. Any notice, consent or authorization required or permitted to be given pursuant to this Agreement shall be in writing and sent to the party for or to whom intended, at the address of such party set froth in the heading of this Agreement, by registered or certified mail (if available), postage paid, or at such other address as either party shall designate by notice given to the other in the manner provided herein.

         7.2 Taxes. Employer is authorized to withhold (from any compensation or benefits payable hereunder to Executive) such amounts for income tax, social security, unemployment compensation and other taxes as shall be necessary to appropriate in the reasonable judgment of Employer to comply with applicable laws and regulations.

         7.3 Confidential Information. Executive shall not at any time, whether during the Employment Period or thereafter, disclose or use (except in the course of his employment hereunder and in furtherance of the business of Company, or as required by applicable law) any confidential information, trade secrets or proprietary data of the Company.

         7.4 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of New York applicable to agreements made and to be performed therein.

         7.5 Headings. All descriptive headings in this Agreement are inserted for convenience only and shall be disregarded in construing or applying any provision of this Agreement.

         7.6 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

         7.7 Severability. If any provision of this Agreement, or part hereof, is held to be unenforceable, the remainder of such provision and this Agreement, as the case may be, shall nevertheless remain in full force and effect.

         7.8 Attorneys' Fees. In the case of any action or proceeding brought by a party to enforce any provision of this Agreement, upon the entering of a final non-appealable judgment with respect thereto, the prevailing party shall be entitled to recover from the other party the prevailing party's reasonable attorneys' fees and expenses incurred in connection with such action or proceeding.

         7.9 Waiver of Compliance. The failure of a party to insist on strict adherence to any term of this Agreement on any occasion shall not be considered a waiver, of or deprive that party of the right thereafter to insist upon strict adherence to, that term or any other term of this Agreement. Any waiver must be in writing.

         7.10 Arbitration. Any dispute or controversy under or in connection with this Agreement shall be settled by arbitration conducted in the City of New York before one arbitrator in accordance with the rules then in effect of the American Arbitration Association. Judgment may be entered upon the arbitrator's award in any court having jurisdiction thereof, and the parties consent to the jurisdiction of the New York courts for this purpose.

         7.11 Entire Agreement. This Agreement, together with the option agreement referred to herein, contains the entire agreement and understanding between Employer and Executive with respect to the subject matter hereof. This Agreement supersedes any prior agreement between the parties relating to the subject matter hereof.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                               THE LEHIGH GROUP INC.



                                               By:_______________________
                                               SALVATORE J. ZIZZA
                                               Chairman of the Board & President



                                               __________________________
                                               ROBERT A. BRUNO

                                   Exhibit 4.1
                                  Compensation


         1. Base Salary. During the Employment Period, Employer shall pay to Executive Base Salary, payable in accordance with Employer's usual payroll practice, at the rate of (i) $100,000 per annum during the first year of the Employment Period (ii) $110,000. per annum during the second year of the Employment Period (iii) $120,000 per annum during the third year of the Employment Period and (iv) $130,000. per annum during the fourth year of the Employment Period.

         2. Performance Bonus. At the end of each calendar year within the Employment Period, Employer shall review its performance and that of Executive and may, in its sole judgment and discretion, determine to pay to Executive a discretionary performance bonus. Such bonus, if any, shall be payable with 90 days after the end of such year. The payment of such bonus to Executive for any year or years shall not entitle Executive to a discretionary performance bonus for any succeeding year.

         3. Stock Option. In consideration for Executive renegotiating his current salary and Employer's desire to have Executive exchange his existing stock options, Employer agrees on the Effective Date, to issue Executive a stock option to purchase up to 92,000 fully paid and non-assessable shares of the Employer's common stock, $ .001 par value immediately after the Effective Date at a price of $1.00 per share and shall be exercisable at any time on or before four years after the Effective Date after said options vest.

         The aforementioned stock options shall vest as follows: (i) 23,000 options shall vest immediately, (ii) 23,000 options shall vest one year after the Effective Date, (iii) 23,000 options shall vest two years after the Effective Date and (iv) 23,000 options shall vest within three years after the Effective Date.

         The stock, pursuant to which this stock option is granted, shall be registered at the time of the merger between the Employer (or its subsidiary) and DHB Capital Group Inc. ("DHB"). Said stock options shall also contain a customary "anti-dilution adjustment" clause to preserve the relative position of Executive in relation to the number and percentage of the Employer's shares which he may acquire upon exercise of said option. Such adjustment shall take into account any changes in the capitalization of the Employer or DHB from and after June 11, 1996, without giving effect to any options, warrants, convertible securities or other rights to acquire shares of stock of either the Employer or DHB.

                              EMPLOYMENT AGREEMENT

         EMPLOYMENT AGREEMENT, dated as of June 11, 1996, between Salvatore J. Zizza ("Executive") an individual having an address at 1 Gracie Square, New
York, NY 10028 and The Lehigh Group Inc., a Delaware corporation ("Employer") having its principal place of business at 810 Seventh Ave., New York, NY 10019.

         In consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

1.  Employment of Executive

         Employer hereby agrees to employ Executive and Executive hereby agrees to be and remain in the employ of Employer upon the terms and conditions hereinafter set forth.

2.  Employment Period

         The term of Executive's employment under this Agreement (the Employment Period") shall commence as of the Effective Date ("Effective Date") as herein defined and, subject to earlier termination as provided in Section 5, shall terminate four years after the Effective Date. The Effective Date is the date the merger between The Lehigh Group Inc., (or its subsidiary) merge with DHB Capital Group, Inc., as further defined in the Agreement and Plan of Merger between The Lehigh Group Inc. (or its subsidiary) and DHB Capital Group Inc.

3.  Duties and Responsibilities

         During the Employment Period, Executive (i) shall be the President and Chief Operating Officer of Employer, (ii) shall expend his best efforts energies and skills, and such time as is reasonably required to fulfill his responsibilities hereunder, to the business of Company (as hereinafter defined), it being understood that (although Executive may engage in other business activities as described in Section 7) the Company will require a substantial portion of Executive's business time, and (iii) shall have such authority, discretion, power and responsibility, and shall be entitled to office, secretarial and other facilities and conditions of employment, as are customary or appropriate to this position (including without limitation those currently exercised by and afforded to him). Executive shall also serve without additional compensation as a director of Employer and as an officer and director of any of its subsidiaries, if so elected or appointed, but if he is not so elected or appointed his compensation hereunder shall in no way be affected. Employer shall use its best efforts to cause Executive to be elected as a director of Employer at all times during the Employment Period. Executive shall report directly to the Chief Executive Officer and to the Board of Directors of Employer. For all purposes of this Agreement, the term "Company" means Employer and all corporations, associations, companies, partnerships, firms and other enterprises controlled by or under common control with Employer.

4.  Compensation and Related Matters

         4.1 Compensation, Generally. For all services rendered and required to be rendered by Executive under this Agreement, Employer shall pay to Executive during and with respect to the Employment Period, and Executive agrees to accept, such base salary ("Base Salary") and performance bonus as are set forth on Exhibit 4.1.

         4.2 Automobile. To facilitate the performance of Executive's responsibilities hereunder, at all times during the Employment Period, Employer shall continue to make available to Executive, at Employer's expense, for Executive's personal use, the automobile currently provided to him by Employer (or a substantially comparable automobile), and Employer shall pay the costs of operating, maintaining, insuring and subject to such policies as may be in effect from time to time applicable to senior executive officers of Employer.

         4.3 Other Benefits. During the Employment Period, subject to, and to the extent Executive is eligible under their respective terms, Executive shall be entitled to receive such fringe benefits as are, or are from time to time hereafter, generally provided by Employer to Employer's employees of comparable status (other than those provided under or pursuant to separately negotiated individual employment agreements or arrangements and other than as would duplicate benefits otherwise provided to Executive) under any pension or retirement plan, disability plan or insurance, group life insurance, medical insurance, or other similar plan or program of Employer. Executive's Base Salary shall (where applicable) constitute the compensation on the basis of which the amount of Executive's benefits under any such plan or program shall be fixed and determined.

         4.4 Expense Reimbursement. Employer shall reimburse Executive for all business expenses reasonably incurred by him in the performance of his duties under this Agreement upon his presentation, no less frequently than monthly, of signed, itemized accounts of such expenditures all in accordance with Employer's procedures and policies as adopted and in effect from time to time and applicable to its employees of comparable status.

         4.5 Vacations. Executive shall be entitled to vacations consistent with those previously taken by Executive, which shall be taken as such time or times as shall not unreasonably interfere with Executive's performance of his duties under this Agreement.

5.  Termination of Employment Period

         5.1 By Employer: Cause. Employer may, at any time during the Employment Period by notice to Executive, terminate the Employment Period "for cause" effective immediately. Such notice shall specify the cause for termination. For the purposes hereof, "for cause" means (i) willful and continued failure by Executive to substantially perform his duties hereunder (other than as a result of incapacity due to illness or injury), after a demand for substantial performance is delivered to Executive by Employer's Board of Directors (by a duly adopted resolution), which specifically identifies the manner in which such Board believes that Executive shall not have substantially performed his duties,
(ii) willful misconduct by Executive which is demonstrably and materially injurious to Company, monetarily or otherwise, (iii) commission by Executive of an act of fraud or embezzlement, resulting in material economic harm to Company, or (iv) the conviction of Executive of a felony involving moral turpitude (other than driving while intoxicated). For the purposes hereof, no act, or failure to act, on Executive's part shall be considered "Willful" unless done, or omitted to be done, by Executive not in good faith and without reasonable belief that such action or omission was in or not opposed to the best interests of Company. Termination "for cause" shall be effected only if (A) Employer has delivered to Executive a copy of a notice of termination that complies with this paragraph and that gives Executive, on at lease ten business days prior notice, the opportunity, together with Executive's counsel to be heard before Employer's Board of Directors, and (B) Employer's Board of Directors (after such notice and opportunity to be heard), adopts a resolution concurred in by not less than two-thirds of all of the directors of Employer then in office, including at least two-thirds of all of the directors who are not officers of Employer, that in the good faith opinion of Employer's Board of Directors Executive was guilty of conduct set forth above in clauses (i) through (iv) above, and specifying the particulars thereof in detail.

         5.2 Disability. During the Employment Period, if, solely as a result of physical or mental incapacity or infirmity (other than alcoholism or drug addiction), Executive shall be unable to perform this substantial duties under this Agreement for (i) a continuous period of at least 180 days, or (ii) periods aggregating at least 270 days during any period of 24 consecutive months (each a "Disability Period"), and at the end of the Disability Period there is no reasonable probability that Executive can promptly resume his duties hereunder pursuant hereto, Executive shall be deemed disabled ("the Disability") and Employer, by notice to Executive, shall have the right to terminate the Employment Period for Disability at, as of or after then end of the Disability Period. The existence of the disability shall be determined by a reputable, licensed physician mutually selected by Employer and Executive, whose determination shall be final and binding on the parties, provided, that if Employer and Executive cannot agree upon such physician, such physician shall be designated by the then acting President of the New York County Medical Society, and if for any reason such President shall fail or refuse to designate such physician, such physician shall, at the request of either party, be designated by the American Arbitration Association. Executive shall cooperate in all reasonable respects to enable an examination to be made by such physician.

         5.3 Death. The Employment Period shall end on the date of Executive's death.

         5.4 Termination Compensation. Executive shall not be entitled to compensation following the termination of the Employment Period in accordance with this Section 5 (except for Base Salary through the date of termination of the Employment Period and performance bonus, if any, in respect of any year prior to termination). If, on or after July 1 of any year, Executive's employment hereunder is terminated by reason of this death or Disability, Executive shall also be entitled to receive the pro rata portion of his performance bonus, if any, for that year (based on the number of days within that year on or prior to the date of termination relative to the total number of days within that year).

         5.5 Mitigation. In the event of the termination by Employer of Executive's employment other than pursuant to this Section 5, Executive shall be under no obligation to seek other employment and there shall be no offset against amounts due Executive under this Agreement on account of any remuneration attributable to any subsequent employment that Executive may obtain.

6.  Location of Executive's Activities

         Executive's principal office shall be located in Old Westbury, NY. Notwithstanding the preceding sentence, Executive will engage in such travel and spend such time in other places as may be necessary or appropriate in furtherance of his duties hereunder.

7.  Other Activities

         The parties acknowledge that (i) Executive is also the Chairman, President, Treasurer and a Director and stockholder of Initial Acquisition Corp. ("IAC"), a "blank check" or "Blind pool" company, (ii) IAC's business objective is to effect a business combination with an operating business that has, in
IAC's  opinion,   significant  growth  potential,  (iii)  IAC  has  retained  an investment  banking  firm  to  assist  IAC in  locating  and  presenting  to IAC appropriate business combination proposals and to advise IAC in connection therewith, (iv) Executive may in the future organize, acquire substantial equity interests in or otherwise become affiliated with other "blank check" or "blind pool" companies with business objectives similar to that of IAC, and (v) it is contemplated that proposed acquisition, merger or consolidation candidates will be introduced to IAC and any such other "blank check" or "blind pool: companies by investment banking firms or other persons retained by IAC or such other companies for that purpose, and not but Executive. It is understood that Executive may consider and approve in the ordinary course of business of IAC and any such other "blank check" or "blind pool" companies investment and business opportunities introduced to such companies by investment banking firms or other persons and that, although such opportunities might be appropriate for Employer, such opportunities would not be presented to Employer. It is further acknowledged that Executive shall be permitted to continue his involvement with his other business activities which includes by way of illustration and not limitation, Bergen Cove Realty Inc., Primary Capital Resources, Inc., Real Estate Investments, The Bethlehem Corporation and various Gabelli companies.

8.  Miscellaneous

         8.1 Notices. Any notice, consent or authorization required or permitted to be given pursuant to this Agreement shall be in writing and sent to the party for or to whom intended, at the address of such party set forth in the heading of this Agreement, by registered or certified mail (if available), postage paid, or at such other address as either party shall designate by notice given to the other in the manner provided herein.

         8.2 Taxes. Employer is authorized to withhold (from any compensation or benefits payable hereunder to Executive) such amounts for income tax, social security, unemployment compensation and other taxes as shall be necessary or appropriate in the reasonable judgment of Employer to comply with applicable laws and regulations.

         8.3 Confidential Information. Executive shall not at any time, whether during the Employment Period or thereafter, disclose or use (except in the course of his employment hereunder and in furtherance of the business of Company, or as required by applicable law) any confidential information, trade secrets or proprietary data of the Company.

         8.4 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of New York applicable to agreements made and to be performed therein.

         8.5 Headings. All descriptive headings in this Agreement are inserted for convenience only and shall be disregarded in construing or applying any provision of this Agreement.

         8.6 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

         8.7 Severability. If any provision of this Agreement, or part hereof, is held to be unenforceable, the remainder of such provision and this Agreement, as the case may be, shall nevertheless remain in full force and effect.

         8.8 Entire Agreement. This Agreement contains the entire agreement and understanding between Employer and Executive with respect to the subject matter hereof. This Agreement supersedes any prior agreement between the parties relating to the subject matter hereof.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                                     THE LEHIGH GROUP INC.



                                                  By:_______________________
                                                  Name:    Robert A. Bruno
                                                  Title:  V.P. & General Counsel



                                                  __________________________
                                                  SALVATORE J. ZIZZA

                                   Exhibit 4.1

                                  Compensation


         1. Base Salary. During the Employment Period, Employer shall pay to Executive Base Salary, payable in accordance with Employer's usual payroll practices, at the rate of (i) $150,000 per annum during the first year of the Employment Period (ii) $175,000. per annum during the second year of the Employment Period (iii) $200,000 per annum during the third year of the Employment Period and (iv) $225,000. per annum during the fourth year of the Employment Period. If during the Employment Period Employer acquires one or more new business, Employer's Board of Directors may increase his compensation to a level commensurate with the compensation paid to top executives of comparable businesses.

         2. Bonus. In addition to the Base Salary Executive shall also be entitled to a Bonus equal to: (i) 8% in excess of the Base Amount (as hereinafter defined) during the first year of the Employment Period (ii) 6% in excess of the Base Amount during the second year of the Employment Period and
(iii) 4% in excess of the Base Amount during the third and fourth years of the Employment Period. The Bonus, if any, shall be payable within 90 days after.

         The Base Amount shall equal the difference between the Employer's (i) operating income before other income less (ii) other income, net of interest income, as of the year ended December 31, 1996, in accordance with generally accepted accounting principles applies on a consistent basis.

         3. Stock Option. In consideration for Executive renegotiating his current salary and Employer's desire to have Executive exchange his existing stock options and warrants, Employer agrees on the Effective Date, to issue Executive a stock option to purchase up to 232,000 fully paid and non-assessable shares of the Employer's common stock, $ .001 par value immediately after the Effective Date at a price of $1.00 per share and shall be exercisable at any time on or before four years after the Effective Date after said options vest.

         The aforementioned stock options shall vest as follows: (i) 58,000 options shall vest immediately, (ii) 58,000 options shall vest one year after the Effective Date, (iii) 58,000 options shall vest two years after the Effective Date and (iv) 58,000 options shall vest within three years after the Effective Date.

         The stock, pursuant to which this stock option is granted, shall be registered at the time of the merger ("Merger") between the Employer (or its subsidiary) and DHB Capital Group Inc. ("DHB"). Said stock options shall also contain a customary "anti-dilution adjustment" clause to preserve the relative position of Executive in relation to the number and percentage of the Employer's shares which he may acquire upon exercise of said option. Such adjustment shall take into account any changes in the capitalization of the Employer or DHB from and after June 11, 1996, without giving effect to any options, warrants, convertible securities or other rights to acquire shares of stock of either the Employer or DHB.

         4. Immediately after the Merger 30,000 shares of the registered common stock of Lehigh will be issued to Executive in exchange for the cancellation by Executive of Lehigh's current obligation to pay Executive the sum of $300,000, which sum represents 18 months of accrued salary that Lehigh has not paid Executive.

         The Employer shall adjust the number of shares of stock issued to Executive to prevent said stock from being diluted so that the relative position of Executive in relation to the number and percentage of Employer's shares remain preserved. Such adjustment shall take into account any changes in the capitalization of the Employer or DHB from and after June 11, 1996, without giving effect to any options, warrants, convertible securities or other rights to acquire shares of stock of either the Employer or DHB.

                               Salvatore J. Zizza
                               810 Seventh Avenue
                                   27th Floor
                              New York, N.Y. 10019

                                                                    July 8, 1996

Mr. David H. Brooks
DHB Capital Group, Inc.
11 Old Westbury Road
Old Westbury, N.Y. 11568

Dear Mr. Brooks:

         When countersigned below, this letter agreement will constitute a legal and binding agreement between us with respect to the following matters.

         1. Grant of Option. I hereby grant to DHB Capital Group, Inc. ("DHB") an option to acquire up to 6,000,000 shares of common stock of The Lehigh Group Inc. ("Lehigh") upon the terms and subject to the conditions set forth in this letter agreement.

         2. Consideration. Concurrently with the acceptance of this letter agreement, DHB is delivering its note in the principal amount of $100,000 in payment for the option. The form of the DHB note is attached hereto as Exhibit A.

         3. Term of the Option. The option shall expire at the later of (a) January 8, 1997 or (b) consummation or termination for any reason of the Agreement and Plan of Reorganization between Lehigh and DHB (the "Merger Agreement").

         4. Exercise Price. The price and terms upon which the option may be exercised shall be governed by the Warrant Agreement between Lehigh and me, a copy of which is attached hereto as Exhibit B. In the event of any inconsistency between this letter agreement and the Warrant Agreement, this letter agreement shall govern. In order to avoid any penalties for "short swing profits" under
Section 16(b), to the extent necessary this letter agreement shall be deemed to constitute an assignment of my rights under the Warrant Agreement. The parties agree to take any other actions which may be necessary to structure the exercise of the option and the warrant so as to avoid any liability under Section 16(b).

         5. Standstill Agreements. Until December 31, 2001, DHB agrees to the following: (i) it shall not acquire, directly or indirectly, any shares of common stock of Lehigh or any voting rights with respect thereto, except (a) by means of the option granted pursuant to this letter agreement, (b) up to 5% of the common stock of Lehigh through open market or privately negotiated purchases which are consummated prior to October 15, 1996, and (c) up to an additional 10% of the common stock of Lehigh through open market or privately negotiated purchases in the event any new Schedule 13D is filed after the date hereof; (ii) the only matter for which it may solicit proxies from Lehigh shareholders is approval of the Merger Agreement, for which it shall vote all shares of common stock of Lehigh under its control or to which it obtains proxies in favor of the Merger Agreement; (iii) on all other matters submitted for a vote of stockholders, it shall vote all shares of common stock of Lehigh under its control in accordance with the recommendation of the Board of Directors of Lehigh (so long as such matter has no detrimental effect on the Merger
Agreement); and (iv) it shall not transfer, assign, hypothecate, pledge or otherwise dispose of any of the shares of common stock of Lehigh under its control (or the voting rights attendant thereto) without first obtaining (a) my consent, and (b) the agreement of the purchaser to be bound by these standstill provisions; provided, however, that DHB may sell shares pursuant its demand registration right pursuant to the terms of an agreement with Lehigh dated as of the date hereof.

         6. Non-Transferability of Option. This letter agreement, and the option contained herein, cannot be transferred, assigned, hypothecated or pledged (either directly or indirectly) by DHB in any fashion to any entity without my prior written consent. For this purposes, a "change of control" of DHB would constitute a transfer of the option for which my prior written consent would be required.

         7. Indemnification and Contribution. DHB agrees to indemnify and hold me harmless against any and all claims, causes of action or liabilities which may arise from this letter agreement or the exercise of the option or warrant hereunder. I agree to provide DHB with prompt notification of any matter which could give rise to a claim for indemnification; DHB agrees to promptly pay all fees and expenses which I might incur in defending any such matters, and to pay in full any ultimate liability which might result. Notwithstanding DHB's agreement to provide such indemnification, I shall control the selection of counsel and direct the defense strategy. In the event indemnification is not available due to public policy or otherwise, the parties shall reformulate this provision to provide for contribution by DHB based on the relative benefits obtained by it, which shall be assumed to be 99%. DHB agrees that it will not prosecute or support any claim which seeks to invalidate this provision.

         8. Proxy at Meeting. Prior to the record date for the stockholder meeting at which the Merger Agreement shall be voted upon, I will use my best efforts to obtain irrevocable proxies from major stockholders (including myself and other officers and directors of Lehigh) in favor of approval of the Merger Agreement.

         9. Miscellaneous. This letter agreement: constitutes the entire agreement between us with respect to this subject; shall inure to the benefit of my successors and assigns; can only be modified or amended by a writing signed by both parties; and is governed by the laws of the state of Delaware.

                                                     Very truly yours,



                                                     -------------------------
                                                     Salvatore J. Zizza


Agreed and accepted as of the date first written above.

DHB Capital Group, Inc.


By_____________________
  David H. Brooks
  Chairman and CEO

                                 PROMISSORY NOTE

$100,000.00                                                  New York, New York
                                                             As of July 8, 1996


                  FOR VALUE RECEIVED, DHB CAPITAL GROUP, INC., a Delaware corporation, with its principal place of business located at 11 Old Westbury Road, Old Westbury, New York 11568 ("Maker"), does hereby promise to pay to the order of Salvatore J. Zizza, an individual with mailing address at c/o The Lehigh Group Inc., 810 Seventh Avenue, Suite 27 F, New York, New York 10019 ("Holder"), or at such other address or at such other place as may be designated from time to time by notice from Holder to Maker, the principal sum of ONE HUNDRED THOUSAND DOLLARS ($100,000.00); together with interest accrued thereon at an interest rate per annum equal to 8% from the date hereof. The principal and accrued interest amount of this Note shall become due and payable upon the earlier occurrence of (1) November 15, 1996, (2) exercise, in whole or in part, of the stock option granted by Holder to Maker pursuant to that certain letter agreement dated July 8, 1996, or (3) termination of such letter agreement in accordance with its terms. Except as otherwise provided below, interest shall accrue on the outstanding principal balance then outstanding from the date hereof until repaid, but shall not be payable with respect to the principal amount of this Note until the principal is due and payable in full in accordance with the terms hereof when such interest shall become due and payable. Interest on this Note shall be computed on a basis of a year of 360 days for the actual number of days elapsed (including the first day but excluding the last day).

         1.       Events of Default

         The occurrence of any of the following events with respect to Maker shall constitute an event of default which shall cause the entire principal amount of this Note and accrued interest to become immediately due and payable without the necessity for any demand on Maker:

                   (a) If Maker shall default in the payment of principal or any interest when due and such default shall have continued unremedied for a period of thirty (30) days; or

                   (b) If Maker shall make an assignment for the benefit of creditors, or file a voluntary petition under the U.S. Bankruptcy Code, as amended (the "Bankruptcy Code"), or any other federal or state insolvency law, or apply for or consent to the appointment of a receiver, trustee or custodian of all or part of his property; or

                   (c) If Maker shall file an answer admitting the jurisdiction of the court and the material allegations of an involuntary petition filed against him under the Bankruptcy Code or any other federal or state insolvency law; or

                   (d) If a proceeding shall be commenced against Maker seeking the appointment of a trustee, receiver or custodian of all or part of Maker's property and such proceeding shall not be dismissed within two
          (2) days after its commencement.

         2.       Prepayment

         This Note may be prepaid without penalty or premium at any time, in whole or in part, upon not less than two (2) days' prior written notice.

         3.       Miscellaneous Provisions

                   (a) Failure to exercise Holder's rights hereunder shall not constitute a waiver of the right to exercise same in the event of any subsequent default.

                   (b) Maker and Holder hereby irrevocably submit to the personal jurisdiction of any state or Federal court sitting in the State of New York over any suit, action or proceeding arising out of or relating to this Note. Maker and Holder hereby irrevocably waive to the fullest extent permitted by applicable law any objection which they have or hereafter have to laying of the venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. Maker and Holder hereby agree to submit to the exclusive jurisdiction of the courts of the state of New York for the purpose of resolving any action or claim arising out of the performance of the provisions of this Note.

                   (c) Maker expressly waives any right to a trial by jury in any action to enforce this Note. Maker also waives the right to interpose in any proceeding to collect this Note, any set-off, affirmative defense or counterclaim of any nature except those asserted in good faith that specifically arise under this Note.

                   (d) This Note shall be construed in accordance with and governed by the laws of the state of Delaware.

                   (e) Maker expressly waives presentment for payment, demand and protest, notice of protest and dishonor, and all other notices in connection with the delivery, acceptance, performance default or enforcement of the payment of this Note.

                   (f) This Note may not be modified nor shall any waiver hereunder be effective unless in writing signed by the party against whom the same is asserted.

         IN WITNESS WHEREOF, this Note has been executed on behalf of Maker as of the day and year first above written.


                                                    DHB CAPITAL GROUP, INC.


                                                    By:____________________
                                                    David H. Brooks,
                                                    Chairman and Chief Executive
                                                    Officer